================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9
          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                             Telocity Delaware, Inc.
                             -----------------------
                            (Name of Subject Company)

                             Telocity Delaware, Inc.
                            -----------------------
                        (Name of Person Filing Statement)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                     87971D
                      (CUSIP Number of Class of Securities)

                                  Scott Martin
                                  ------------
                           Executive Vice President,
              Chief Administrative Officer and Corporate Secretary
                             Telocity Delaware, Inc.
                            10355 North DeAnza Blvd.
                           Cupertino, California 95014
                                 (408) 863-6600

  (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                 With Copies to

                            Diane Holt Frankle, Esq.
                        Gray Cary Ware & Friedenrich LLP
                              400 Hamilton Avenue
                        Palo Alto, California 94301-1825
                                 (650) 833-2000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Preliminary communication filed as part of this Schedule.

1. Transcript of teleconference, dated December 22, 2000, concerning the proposed agreement between Hughes Electronics Corporation and Telocity Delaware, Inc.

================================================================================

                             Moderator: Lynne Farris
                               December 21, 2000
                                   9:00 am CT



Operator: Welcome to today's announcement by Telocity. This call is being recorded.

     We will now turn the call over to Ms. Lynne Farris, Director of Investor Relations. Please go ahead.

Lynne Farris: Thank you operator. Good morning ladies and gentlemen and welcome to our conference call. With us today to discuss today's announcement are Telocity's President and CEO, Patti Hart and Chief Financial Officer, Ned Hayes. We will host a Q&A session at the end of the call.

     Please note that various remarks that we make on this call about our future plans and prospects constitute forward-looking statements for purposes of the Safe Harbor provisions under the Private Securities Litigation Reform Act.

     Actual results may differ materially from those indicated by these forward-looking statements due to various risks and uncertainties, including those identified in the company's registration statement on Form S1, current Form 10Q and other filings with the Securities and Exchange Commission.

     I now turn the call over to Patti Hart.

Patti Hart: Thanks, Lynne, and god morning everyone. Thanks for joining us. I hope you all had a chance this morning to read our press release and enjoy the exciting news that we're celebrating here at Telocity.

     Today we are proud to announce that Hughes Electronics Corporation has signed a definitive agreement to acquire all of the outstanding shares of Telocity in a cash transaction valued at approximately $180 million.

     This is an exciting and logical step forward for Telocity as we continue our mission to become the leading provider of lifestyle enhancing broadband services for the home.

     Through this partnership we will be able to further build on our strength. With the resources and stability to drive the business forward, we are being given the extraordinary opportunity to realize our potential.

     We will integrate our broadband delivery capabilities with DirecTV, a subsidiary of Hughes. Together we can create a "whole house" entertainment and information experience for existing and future customers all across the nation.

     DirecTV has successfully built a business that serves nearly 10 million customers. We believe the integration of our services at Telocity can provide a more comprehensive experience for those customers.

     In addition to a significant marketing alliance, this transaction creates a highly complimentary partnership in many other ways. As we integrate our product offering, further extend our geographic reach and scope of services, and leverage our install base to achieve higher revenues, reduce customer churn and reduce customer acquisition costs.

     In short, Telocity will be able to reach a significantly larger audience while having the resources to implement our strategy of demonstrating to consumers how broadband services can greatly enhance their lives. Our home gateway, the portal to the home, will continue to be a key component of our service delivery platform.

     Value added services such as the "connect and protect" home networking packages we launched in October, will continue to distinguish our services from competitors and will encourage more consumers to seek the DirecTV and Telocity whole home solution.

     Following necessary government approval, Hughes will integrate the broadband delivery capabilities of Telocity with DirecTV to create the first nationwide portfolio of consumer entertainment and information services, including both wired and wireless broadband Internet access and digital multi-channel television.

     The unique attributes of Telocity, including our nationwide land- based delivery system, our employees, our proprietary gateway and our end- to-end customer care, are attractive assets for DirecTV and Hughes.

     Integrating Telocity with DirecTV significantly leverages our ability to deliver broadband to and throughout the home.

     Together we will be able to provide a comprehensive suite of services that will challenge the competition and enhance our customers' lives. And we're joining an excellent team.

     Hughes is a visionary company and joining such a prestigious organization marks the beginning of a new chapter for our company. We are proud we will become part of the Hughes team and believe that by working together, we will be strongly positioned to emerge as leaders in the exploding broadband market.

     I would now like to turn the call over to Ned Hayes, Telocity's Chief Financial Officer, for his comments. Ned?

Ned Hayes: Thanks, Patti, and good morning everyone. Before I begin, let me remind you that there are risks associated with forward-looking projections and actual results may vary materially from those described.

     For a detailed outline of the risks associated with the following forward-looking commentary, we ask that you refer to our current Form 10Q, our Form S1 Registration Statement and other filings we have made with the Securities and Exchange Commission.

     As Patti stated earlier, we are very pleased with this transaction which will enable Telocity to expand its leadership position in the residential broadband market.

     We are in the formative years of a broadband market that has projected value of nearly $12 billion over the next five years. And by bundling the capabilities of Telocity and DirecTV Hughes, consumers will enjoy the combined capabilities of high-quality digital satellite entertainment with high-speed Internet access through a single portal into residential homes.

     Under the terms of this transaction, each Telocity shareholder will receive $2.15 in cash for each share held or a total purchase price of approximately $180 million.

     The boards of both companies have approved this transaction. We expect the transaction, which is subject to the normal approval of government regulators, to close late first quarter 2001 or early second quarter.

     The company has sufficient funding to operate well into Q1 2001. To alleviate any concerns over interim funding requirements, Hughes has agreed to advance up to $20 million to Telocity prior to completion of the tender offer.

     Many of you are probably wondering whether this was the best we could do for our shareholders and we believe the answer is an unequivocal yes. It has not escaped anyone's notice that the current market conditions have been and are expected to remain very uncertain, at least into the near future.

     Capital markets have been and continue to be largely inaccessible to emerging telecommunications, DSL and/or broadband companies such as Telocity. And many of them have experienced dramatic deterioration recently.

     We believe that this sector will remain under some pressure over the short and intermediate term. Yet under very difficult market conditions, we were able to align ourselves with an extremely strong partner.

     And we were able to secure what we believe is a very favorable valuation premium based upon yesterday's closing price as well as the average trading prices over the last 5 days and the last 20 trading days.

     Based upon recent trading, we secured a 22% premium on the last 20 days of trading average, a 38% premium on the last 5 days trading average, and a 53% premium based upon yesterday's closing price.

     We believe this is a very reasonable deal and we are very happy to have the opportunity to join a company like Hughes DirecTV which has the resources and the capital to carry the business forward.

     This transaction represents the convergence of broadband and entertainment in a way that no other entity offers in the marketplace.

     When we took the company public in March, we acknowledged at the time that we would need additional funding to continue to go forward. Almost from the IPO, we proactively embarked on an exhaustive search for additional funding knowing that it takes time.

     And like most everyone we had no way of predicting today's market and so here we stand. We now have an opportunity to move to a new plateau to bring a new and unique portfolio of products and services to a broader market.

     We also believe that in this transaction we have been able to balance the interests of all our constituencies, first and foremost, our shareholders, but our employees, our customers and our vendors as well.

     In summary, we are extremely proud of our team's accomplishments to- date. Since we took the company public we have been able to meet or exceed just about every one of our performance metrics.

     Unlike many other companies in this phase and in the broader market, we have not had to restate revenues, pre-warn on earnings or announce cutbacks or other forms of restructuring. We have consistently met our subscriber and revenue targets, even under the most challenging of market conditions.

     We very much look forward to our alliance with Hughes and we believe that this transaction has been the best possible outcome for our company, for our shareholders and for our mutual futures.

     With that, I will turn the call back over to Patti.

Patti Hart: Thanks, Ned. And thanks everyone for joining us and we would like to open it up now to take your questions please.

Operator: Thank you, Ms. Hart. Today's question and answer session will be conducted electronically. If you would like to ask a question, you may signal by pressing the star or asterisk key followed by the number 1 on your touch-tone telephone.

     We will proceed in the order that you signal us and we'll take as many questions as time permits. Once again to ask a question, press star 1.

     And we'll first hear from Thomas Watts of Merrill Lynch.

Thomas Watts: Hi, good morning Patti and Ned.

Patti Hart: Hi Tom.

Thomas Watts: You'd mentioned in closing, it was expected around the end of Q1?

Patti Hart: That's right.

Ned Hayes: End of Q1 or beginning of Q2.

Thomas Watts: Okay and I know that your prior funding, that's when we were thinking that you were about funded through. Is there any interim funding arrangements from Hughes?

     And do you plan on accelerating or maintaining the same pace over the period between now and closing?

Ned Hayes: Tom, as I described, Hughes has been kind enough to advance us $20 million in interim financing. It takes the form of a convertible soft debt structure...

Thomas Watts: Okay.

Ned Hayes: ... to the extent that we need that financing, we have access to that in the interim period between now and the close of the tender.

     It will be up to the management teams, both ours and DirecTV Hughes, to determine how is it that we're going to move forward in terms of how we invest our cash, especially in the first and second quarter.

     We believe there are a number of synergies that can be leveraged right off the bat, especially along the lines of sales and marketing and customer service support.

     But it will be up to us to determine as a combined management team how we go forward into the marketplace, especially leveraging the embedded subscriber base that DirecTV has across their nine million subscribers.

Thomas Watts: Okay and can you give us any more color in terms of integration of operations after the closing in terms of, say customer service, network management, etc.?

Patti Hart: Yeah, sure Tom. Certainly as we have been spending our time with the folks at DirecTV Hughes, we see some terrific synergies there. I think there is going to be a balance that we'll work through in our January, February planning process between rapid integration and making sure that we're managing the customer facing points.

     And so, you know, I would say that we have identified synergies. I think that we're not in as much of a rush to gain the synergies as we are to say let's make sure we have stable customer platforms independent of one another and then let's find some synergistic opportunities.

     But there certainly are some in the customer care areas, we get some consolidation of our operations. There are certainly some in sales and marketing.

     We think we can gain significant efficiencies by, you know, target marketing those in their customer base today that are DSL capable. Also leveraging their retail arm as they've been very successful, using that as a distribution channel.

     So, you know, obviously we collectively have identified some synergies because it wasn't just about funding. It really is about moving to a new plateau as Ned indicated and doing that in a way that's efficient for our shareholders.

Thomas Watts: Okay, thanks very much.

Ned Hayes: Thanks Tom.

Operator: And we'll take our next question from Ty Carmichael of CS First
     Boston.

Ty Carmichael: Good morning. I was hoping that you might be able to walk through the subscriber economics you're currently realizing in terms of monthly revenues, cash flow margin, churn and subscriber acquisition costs.

Ned Hayes: Sure. The 2001 guidance that we have for key Telocity metrics are:
     net broadband subscriber additions will probably be in the 150 to 200,000 range - that's net additions, a churn rate somewhere 1.1 and 1.5% per month and ((inaudible)) approximately in the high 40's, probably 48, 49 dollars, total revenue probably in the 50 to 60 million-dollar range.

Patti Hart:  As a stand-alone business...

Ned Hayes:  ... as a Telocity business unit within the Hughes family.

Ty Carmichael:  And what's the cost that you incur to get a new subscriber?

Ned Hayes: If you take a look at the ((inaudible)) costs as we are now understanding nomenclature within the DirecTV Hughes dictionary, 2001 will be somewhere between $350 and $400. That breakout comes out: advertising and bounties $130 to $180, gateway costs $220.

     And then going forward we think that we'll be able to continue to get synergistic savings there declining with scale and technology probably into the range of $330 to $380 as a range for 2002.

Ty Carmichael: Okay. And lastly, is NBC still actively involved in Velocity or is that relationship continuing on as you become part of DirecTV? And if it is, what are the expectations from that relationship?

Patti Hart: Sure. Our relationship with NBCi, NBC and the GE family is obviously multi-faceted. So we have an investor relationship, as they're an investor in us. You know, that in this particular case, they will be treated like all other investors.

     We also have an advertising agreement with NBCi and NBC. We expect not only to honor that but we have renegotiated terms acceptable to both parties that will continue that advertising relationship.

     And then the third thing we have with them is an operating agreement for joint products and services. And while this transaction really is the beginning, I think, of our definition of what our future products and services will be, you know, we at Telocity have been delighted with the cooperation and support frankly over the last year of the work with NBC and NBCi.

     And with our new DirecTV Hughes friends, we are in active discussions with NBC and NBCi to understand the role that they'll play in the future and how that can benefit both parties.

Ty Carmichael: Okay thank you.

Ned Hayes: Thank you.

Operator: As a reminder, if you would like to ask a question, please signal by pressing star 1. And we'll next turn to Brian Long of Chesapeake Partners.

Brian Long: Hi. I was wondering if you could go through the regulatory approvals. I guess I'm a little confused as to why the transaction will take so long to close given that it's a tender offer.

Ned Hayes: It's probably a two-step merger process that we think over the course of 90 days, that's a perfectly reasonable time period for a transaction like this to close with the regulatory approvals, with the two-step process that we've got.

     And we think that, you know, that a late Q1, early Q2 timeframe is pretty normal for a transaction like this.

Bryan Long: Do you need any FCC approvals?

Patti Hart: Yeah, we don't expect that we will.

Bryan Long: Okay and if I could also just ask two other quick questions. Who are the bankers on the transaction?

     And did you seek just other partners other than Hughes or was this just a sort of a one-on-one negotiating type of transaction?

Patti Hart: Yeah, the bankers representing Telocity were, at the beginning of our transaction, DLJ. At the end of our transaction, CS First Boston, so we went through a merger with them at the same time.

     So we were delighted with the work that they did. They were supportive, they were aggressive. We've been involved with them for some time.

     We did a comprehensive look at the marketplace. We talked to a number of potential partners. We found this situation very attractive because of the synergies between the management teams, number one.

     Number two, very synergistic strategies on very focused on the whole home solution, focused on home networking and pushing entertainment and communications concept beyond one device, multiple devices.

     And so we were looking for a partner that shared that vision. And these folks, they don't just share it, they live it every day and that was incredibly compelling for us as a company.

     So we did look broadly in the marketplace and we early in our process had chosen them as a perfect partner. It took them a little bit longer to choose us, I guess.

     But we think it's a terrific synergistic match of products, services and the management team.

Bryan Long:  Thank you and congratulations.

Patti Hart:  Thank you.

Operator: And again, one final reminder, it is star 1 if you would like to ask a question. And we'll pause for just one moment.

     And we do have a question from Michael Emerald of Longfellow Investments.

Michael Emerald: Why is the tender going to begin by February 1 and not, say in the next 5 or 10 business days?

Patti Hart: Yeah, a number of reasons for that. First of all, as opposed to focusing on the steps in the process, we were focused on the time of the entire transaction. So that was first. And we believe that a 90 to 100- day close on a transaction of this nature is appropriate.

     So then when you kind of peel it back, you know, there are some potential approvals in the process, number 1. Number 2, it is the holiday season so we bought ourselves some time just to cover ourselves from that perspective.

     And so we're quite comfortable. This really allows from Telocity's perspective - and you'll hear from the Hughes and DirecTV folks on their call following this.

     But from our perspective it was very important to us at Telocity that we be able to put together a transaction that not only met our funding needs, but allowed us to enter into an agreement with someone who had respect for the need for our independence to continue the accelerated growth at a time when we need to be focused on accelerated growth as a stand-alone company, not just transition issues.

     And I think the folks at Hughes and DirecTV do respect that and encourage that. And so we tried to strike a balance between our financial needs, the needs that we have to grow the company but not put the company in a risk situation. We think this does that.

Michael Emerald: You said you don't need Federal Communication Commission approval. What other approvals do you need?

Ned Hayes: We're filing with both the FTC and the DOJ ((inaudible)). Then it'll be up to the two agencies to figure out which one has jurisdiction and we'll pursue whichever one they decide upon.

Michael Emerald: Okay. So the 90 to 100 days, it sounds like, you're saying that that closing is in line with when you'd like to integrate the two businesses? Because the FTC and the DOJ, they won't take anything near that long if it's a tender offer.

Patti Hart: Right. The answer to your question is yes.

Michael Emerald: Okay. Thank you.

Ned Hayes: Thank you.

Patti Hart: Thank you.

Operator: And we'll take our next question from Abi Galdin of Morgan
     Stanley/Dean Witter.

Abi Galdin: Hi. This is Abi Galdin calling from Morgan Stanley/Dean Witter. A couple of questions, one is can we get an idea as to the number of subscribers that you have that you'll be transitioning over to the Hughes family once the transaction is completed?

     And second relates to bundling of broadband services along with video, as to how that would be structured given that (HNS) is about to launch its two-way DirecPC service ((inaudible)) via satellite. How will Telocity's offering fit into that bundle?

Patti Hart: Yeah, I'll take the second one which is more in the product and services. You know, actually the DirecPC product line is something we find very attractive at Telocity.

     We see the Telocity product and the DirecPC product as incredibly complimentary. Telocity really provides more of a retail-looking ISP capability that includes customer management and the home gateway and last mile access through DSL.

     Whereas the DirecPC product offers a satellite-based access for areas where DSL is not available, along with a number of unique kind of webcasting services.

     So what we see in a combination of this is the opportunity for us to be in the marketplace and really provide broadband Internet access anywhere whether and not be restricted in our ability to grow for the Hughes DirecTV family based on the limits of DSL availability.

     So we think this is a terrific way to build a customer base that is complimentary as opposed to being restricted in our growth.

     Do you want to take his first question, Ned?

Ned Hayes: Yeah, with regard to the subscribers, we ended the third quarter with 23,500 revenue-generating subscribers. The consensus estimates that we have provided comfort for in the past for Q4 is in the 40,000 to 41,000 range for subscribers.

Abi Galdin: And following on that, does that include the subscribers that would have been transitioned for (Flash Comm)?

Patti Hart: Very few. We are in the process, just beginning the process of transferring those customers. So to the extent we are in the process of marketing to and selling those customers, we would count a (Flash Comm) customer that went through that process the same as we would if we took a DSL customer from an ((inaudible)) or somebody else.

     So the answer to that is there will be some, there will not be a significant amount of (Flash Comm) customers.

Ned Hayes: Yeah, by no means does it include the entire bulk of numbers that have been referenced in the press of 13 or 18,000.

Abi Galdin: Okay. One other question in relation to DSL, on your Web site you have like, you said that you have the ability to offer DSL services in about 125 to 150 markets nationally?

     How much does that translate into number of households in the US? You know, if you could hazard a guess?

Patti Hart: Yeah, it's in 40% of US households.

Abi  Galdin: Okay. That is great, thanks.

Patti Hart:  Thank you.

Ned Hayes:  Thank you.

Operator:  And from Unterberg Towbin, we'll now hear from William Kied.

Patti Hart: William.

Operator: Mr. Kied or Mr. Kied, your line is open.

     Hearing no response, we'll move on to Brad Wilson of Lehman Brothers.

Brad Wilson: Yeah, thanks. Real quickly, can you talk about the different channels you use to go after customers, on how the focus of those channels may change with this relationship?

     Also what sort of impact this may have on, you know, existing DSL partners you're using like ((inaudible))?

Patti Hart: Sure. As far as the channels we use - again this was one of the things that we found very attractive in our brand new big brother, or however you want to refer to them - in that Telocity really embraces a broad set of distribution channels, primarily focused on a direct marketing channel using mail and advertising and outbound calling and what have you, in a traditional sense of telecommunications service.

     We have also embraced affinity partners and are doing some testing in retail but really have not been as aggressive in retail. We are working through our telecommuter program and test modes but have not grown in an accelerated fashion in the corporate market as well.

     So we see the channels, the success in the channels being very complimentary. Where ours is very focused on direct sales, interacting directly with the customers and theirs being very complimentary to that.

     So we don't really see it changing, we just see it expanding. So we'll take and leverage what we're doing and add to it the great works at DirecTV have done.

Ned Hayes: With regard to the DSL partners, we will continue to have a vision whereby we have national coverage across the ((inaudible)) and the ((inaudible)).

     We still maintain our vision of having at least two providers in each of our territories so that we can have some friendly competition on price but perhaps even more importantly on performance and execution in terms of provisioning DSL capabilities for us.

     We believe that this extraordinary partnership brings a financial backing that we have that will put to rest any fears that any of these DSL carriers might have in terms of our financial viability and our ability to pay.

     Oh, by the way, we are current with all of them as we speak today so just wanted to make sure that was on the record.

Brad Wilson: Thanks. That's what I was looking for.

Ned Hayes:  Great.

Operator: And as one final reminder, if you do have a question, please press star 1 now. And we'll now hear from John Paulson of Paulson Partners.

(Nicolai Pachenk): Yeah, this is (Nicolai Pachenk) for John Paulson. I had a question. In the agreement, is there any business conditions in terms of the performance of Telocity? Is the merger subject to any conditions?

Patti Hart: It is. I think, it has what I would consider to be standard, material, adverse effects kind of language. But there's, you know, given the situation that is obvious in our business today with a very short runway of cash and a marketplace that is vulnerable at best, there's less reference to performance relative to growth and financial performance and what have you, in the contract.

(Nicolai Pachenk): So would missing analysts' estimates constitute a material adverse change?

Ned Hayes:  No.

Patti Hart:  No it would not.

(Nicolai Pachenk): Thank you.

Patti Hart:  ... although we don't plan to - miss those.

Operator: And we have time for just one more question. That's Adam Simon of Goldman Sachs.

Adam Simon: Thanks a lot. Can you talk about your funding requirements on stand-alone basis in 2001 and then on an accumulative basis until you are planning to turn cash flow positive? Thanks.

Ned Hayes: I'll try and characterize that for you in terms of EBITDA. I think if we take a look at the EBITDA of losses for 2000, we're probably in the 100 to 130-million dollar loss for that particular period. And then likewise for the second period of 2002, probably a similar amount.

     So that would effectively get us to EBITDA break-even over the course of the next two to three years. Cap Ex for 2001, probably in the 40 to 55 million-dollar range, depending upon the numbers of subscribers that we've got.

     As you may know, the lion's share of our Cap Ex is deployed just-in- time into the home through our gateways. We have left the central office ((inaudible)) capital investment on the backs of the ((inaudible)) partners that we partner with, ours is a just-in-time capital deployment.

     The gateway takes about 20 days to assemble to our manufacturer, Wellex. That's pretty much in parallel with the 20 to 25 day provisioning cycle time that we've got to be able to bring the customers up.

     So we believe that from an extranded capital, we're having to guess where and if you need to put equipment, we've left that problem to somebody else. We quite like our efficient capital deployment mechanism and we think it's a very efficient mechanism.

Adam Simon: Fair enough. So on a 10-to-1 basis, you were looking at EBITDA positive in '03, did you say?

Ned Hayes: I believe so given the synergistic business case that we will be working together with the Hughes ...

Patti Hart: ..on a stand-alone basis.

Ned Hayes: Oh, on a stand-alone? Oh, well, as a business unit within the Hughes family.

Adam Simon: Okay. Fair enough, that's fine.

Operator: And is that everything, Mr. Simon?

Adam Simon:  Yes, thank you very much.  Very good.

Operator: That does conclude our question and answer session. I'll now return the conference to Ms. Hart for any closing comments.

Patti Hart: All right, thank you. And thanks to all of you for joining us. This is a day of celebration for us at Telocity.

     We see now the future more clearly than we have before, with not just a terrific partner from a financial perspective, but a terrific partner from a strategic perspective and a visionary perspective that we can learn from and grow with and count on.

     We would encourage you to participate in the call following this that the Hughes Direct TV folks will host to hear the other end of the bookend, I guess, the other side of the bookend.

     And again we thank you for your calls. And thanks very much for your support.

Operator: And that does conclude today's conference call. Thank you one and all for joining us. And thank you for using Premiere Conferencing.


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